New Day Financial Management, Inc.
55 S. Valley Verde Dr. #235-106
Henderson, NV 89012

October 7, 2010

To:	Adam F. Turk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Registration Statement on Form S-1
Filed May 13, 2010
File No.: 333-166801

Dear Mr. Turk:

The following are the company’s responses and revisions to its filing pursuant to your letter dated June 10, 2010:

General

1.
Please refer to Rule 419 of Regulation C, which includes a definition of "blank check company." Please note that the Commission stated that it would “'scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419?” See Securities Act Release No. 33-6932 (April 28, 1992).  We note that, as of December 31, 2009, you had no assets except a nominal amount of cash.  Also, we note that you have no contracts associated with your proposed business.  As such, it is uncertain from your disclosure whether the company will be able to implement a business plan based in your current financial condition.  In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419.  Alternatively, provide us with a detailed explanation as to why Rule 419 does not apply to this offering and revise your disclosure to demonstrate your status as a non-blank check company with a specific business plan.  Please refer to Item 101(a)(2) of Regulation S-K.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

The Registrant was incorporated in February 2007 and is in the development stage and issued penny stock for cash proceeds of $9,500.  However, the Registrant does not intend to engage in a merger or acquisition with any identified or unidentified company or companies or other entity.  Furthermore, the Registrant has pursued, and continues to pursue, its specific business plan to provide management consulting services to businesses.  The Registrant has generated $38,000 in revenues from inception to June 30, 2010.  In light of the aforementioned, the company believes Rule 419 does not apply.

2.
Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

The Registrant does not intend to use any graphics, maps, photographs, and related captions or other artwork including logos in the prospectus.  Resultantly, the Registrant will not include any such graphics of pictorial representations in any preliminary prospectus distributed to prospective investors prior to the time the Commission completes its review.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

3.	Please provide the disclosure required by Item 102 of Regulation S-K.

The registration statement has been revised to provide the following disclosure to page 18:

Description of Property

We use office space provided by an officer at no charge to us.  The total useable space measures approximately 30 square feet, encompassing a workstation.  Although we believe our current facilities are sufficient, we may require additional office space in the next 12 months, although we cannot be assured that such additional space will be available on reasonable terms, if at all.  There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.

Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income.  We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Risk Factors, page 6

4.
We note your disclosure on page 14 regarding how a potential issuance of preferred stock could adversely affect the voting power of the holders of your common stock.  Please include a risk factor that describes the potential dilution on your common stock holders from future issuances.

The registration statement has been revised on page 9, as follows:

Future issuances of our preferred stock could dilute the voting and other rights of holders of our common stock.

Our Board of Directors has the authority to issue shares of preferred stock in any series and may establish, from time to time, various designations, powers, preferences and rights of the shares of each such series of preferred stock.  Any issuances of preferred stock would have priority over the common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of common stock.

5.
We note your disclosure on page 14 that you have not paid any cash dividends and do not intend to pay any cash dividends for the foreseeable future.  Please include a risk factor that describes how investors should not expect a dividend on their investment.

The registration statement has been revised on page 9, as follows:

We have not paid any cash dividends and do not intend to pay any cash dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to reinvest any earnings in the development and expansion of our business, and do not anticipate paying any cash dividends on our common stock.  Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant.  Therefore, there can be no assurance that any dividends on the common stock will ever be paid.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

The costs and expenses of SEC reporting and compliance may inhibit our operations,” page 8

6.
The risk discussed here applies to companies in and outside of your industry.  As such, it appears to be both overly broad and generic.  Please revise to clarify how this risk is specific to you or revise to remove the risk factor.

In review of the risk factor in question, the Registrant has determined that, while such risk is relevant to the Registrant, the risk factor disclosure is inherently generic and applicable to a wide range of companies.  Thus, the disclosure has been removed.

“All of our issued and outstanding common shares are restricted under Rule 144 of the Securities Act...,” page 9

7.
We note that within this risk factor, you state that all presently issued and outstanding shares of common stock aggregate to 3,100,000 shares.  This appears inconsistent with your disclosure on page 4 of your prospectus that you have 2,900,000 shares of common stock issued and outstanding. Please revise to reconcile your disclosure throughout this document.

The Registrant has revised the erroneous disclosure to accurate reflect that the Registrant has an aggregate of 2,900,000 shares of common stock issued and outstanding.

“Our common stock may not be transferable without meeting securities registration requirements or exemption therefrom," page 9

8.	We note you have not "blue skied" your securities in any jurisdiction. Please revise this statement such that an investor who is unfamiliar with the securities laws can understand what you mean.

The risk factor disclosure on page 9 has been revised to remove reference to the phrase “blue skied:”

Our common stock may not be transferable without meeting securities registration requirements or exemption therefrom.

We have not registered our securities in any jurisdiction and have not identified any exemptions from registration.  As a result, investors in our common stock may have difficulty selling their shares unless they are able to register their shares or find an exemption therefrom.  Furthermore, broker-dealers may be unwilling or unable to act on behalf of investors in our common stock unless or until the shares are registered, or an applicable exemption from registration is identified, in certain states in which our common stock may be offered or sold.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

Selling Security Holders, page 11

9.
It appears from your selling shareholders table that several of your selling shareholders are relatives.  Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children.  See Securities Act Release 33-4819 (Feb. 14, 1960).  To the extent that you have not already done so, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder.

The table of Selling Security Holders has been revised, to comply with Release Number 33-4819, as set forth, below:

Name of Owner of Common Stock(1)	Number of Shares Owned before the Offering(2)	Number of Shares Offered by Selling Shareholders	Number of Shares Owned after the Offering	Percentage of Shares Owned after the Offering(3)

Dana and Eileen Anderson(4)	100,000(4)	100,000(4)	0	0.00%
Joseph Cerbone	100,000	100,000	0	0.00%
Margaret DeCaro	50,000	50,000	0	0.00%
Donald Dickson	50,000	50,000	0	0.00%
Tammy Dunn	50,000	50,000	0	0.00%
Donald Ehrlich	100,000	100,000	0	0.00%
Danielle Galloway	50,000	50,000	0	0.00%
Julie Hammer	50,000	50,000	0	0.00%
Dorothy McCallion	50,000	50,000	0	0.00%
Frank and S.K. McGarvery(4)	100,000(4)	100,000(4)	0	0.00%
Tianna Owen	50,000	50,000	0	0.00%
Terumi Rice	50,000	50,000	0	0.00%
Stanley and Leisa Stilwall(4)	100,000(4)	100,000(4)	0	0.00%
William Willard	50,000	50,000	0	0.00%

Total (17 persons)	950,000	950,000	0	0.00%

Notes:

1.	None of the Selling Shareholders hold any position, office or other material relationship with the Company.

2.
In April 2007, we sold 950,000 shares of our common stock to the seventeen (17) selling shareholders listed above.  The shares were issued at a price of $0.01 per share for total cash in the amount of $9,500.  The shares bear a restrictive transfer legend.  This April 2007 transaction (a) involved no general solicitation, (b) involved less than thirty-five non-accredited purchasers and (c) relied on a detailed disclosure document to communicate to the investors all material facts about New Day Financial Management, Inc., including an audited balance sheet and reviewed statements of income, changes in stockholders’ equity and cash flows.

3.	Assumes the offering of all 950,000 offered for sale by the Selling Stockholders in this registration statement, of which this prospectus is a part.

4.
SEC Release 33-4819 states in part, that a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children.  The number of shares indicated as being owned by all holders set forth in the table, above, takes this into account.  All such shareholders disclaim any beneficial interest in or control over any of those shares owned by the other, other than that which may be attributed to each of them by operation of law.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

Description of Securities, page 13

10.
Your disclosure that all of your common shares are fully paid for and non-assessable constitutes a legal conclusion that you are not qualified to make. Please either remove the noted disclosure or revise to attribute it to counsel.

The disclosure has been revised, as follows:

In the opinion of our legal counsel, all shares of common stock now outstanding are fully paid for and non assessable and all shares of common stock which are the subject of this offering, when sold, will be fully paid for and non assessable.

Description of Business

11.
Considering your limited operations, please revise to discuss any customers that accounted for 10% or more of your revenues.  Such customers would appear to be your major customers. Please refer to Item 101(h)(4)(vi) of Regulation S-K.

The disclosure has been revised, as follows:

Since our inception to June 30, 2010, five customers accounted for 100% of our revenue.  Revenues and earnings can fluctuate from period to period, based upon both factors outside of our control and the level of our sales and marketing efforts.  Although our customers are expected to vary from period to period, we anticipate that our results of operations in any given period will depend to a significant extent upon revenues from a small number of customers.  We have no long-term or guaranteed contracts in place with any customers and there can be no assurance that our major customers will continue to engage our services, or that we will be able to replace revenues from such customers with revenues from other customers.  The loss of, or a significant reduction in revenues from, any of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Business Development and Summary, page 15

12.
We note your disclosure indicates that management believes it has enough cash on hand to meet expected expenditures for at least 6 months.  We also note that you have stated on page 36 of your filing that cash on hand is not sufficient to maintain operations for the next 12 months.  It appears that these statements have the potential to be conflicting.  Please help us to understand your disclosures and/or revise accordingly.

Disclosure regarding the Registrant’s ability to maintain operations has been revised for consistency, as follows:

Business Development and Summary, Page 15

During the six months ended June 30, 2010, we generated positive cash flows of $15,525 from our operating activities and generated net income of $15,525.  As of June 30, 2010, we had no liabilities and cash on hand in the amount of $28,610; thus, our management believes we have sufficient funds to meet our financial obligations and expected expenditures for the next at least twelve months.  For a detailed “Management’s Discussion and Analysis” and “Plan of Operations,” please refer to page 40.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

Management’s Discussion and Plan of Operations, Page 41

We believe that our cash on hand as of June 30, 2010, in the amount of $28,610, is sufficient to maintain our current level of operations for the next at least 12 months.  However, in the event our expenditures increase unexpectedly and substantially, which, if we do not continue to generate positive cash flows from operations, we may be under-funded to satisfy.  As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in this registration statement.  If our business fails, our investors may face a complete loss of their investment.

13.
We note your disclosure on pages 37 and 38 of your prospectus that your officers and directors have other significant outside business interests.  Please disclose the approximate amount of time that these individuals will be expected to devote to you.

The Registrant has added disclosure to the “Background of Directors, Executive Officers, Promoters and Control Persons” section on page 43, as follows:

Ms. Mannix works for us on a part-time basis and expects to devote a minimum of 20 hours to our business activities, as necessary.

Dr. Hootman works for us on a part-time basis and expects to devote a minimum of 20 hours per week to our business activities, as necessary.

As a semi-retired individual, Mrs. Fremont is available to us on an as needed basis only.  She has not committed to spending any minimum amount of time on our business.

14.
On page 15, we note that your "consultants work closely with clients."  You then state that your services are provided by your officers.  It is not clear from the biographical disclosure on pages 37 and 38 how Karen Mannix and Marcia Hootman have the sufficient experience to provide your disclosed services.  Please revise to provide such clarification.  For instance, please clarify whether your prior customers are in the herbal, holistic, or real estate industries.

The Registrant believes that its officers have sufficient general business acumen to consult clients in a variety of industries, not just in the specific lines of business for which they have worked.  For instance, Ms. Mannix has spent 15 years consulting, advising and overseeing marketing, merchandising and management departments and responsibilities, among others, for a single firm.  The Registrant asserts that Ms. Mannix’s years of experience in these functions can be applied to companies in a wide variety of industries including, but not limited to, real estate sales, leasing and development, insurance, retailing, wholesaling and even wineries.  The Registrant resolutely believes that the years of experience and entrepreneurship in multiple business sectors is satisfactory to address the needs faced by most businesses.  Furthermore, in the event the officers and director of the Registrant are unable to adequately provide consulting services to any of its current of future clients, the Registrant will contract with third-party consultants to do so, as disclosed in the registration statement.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

Growth Strategy, page 16

15.	Given that you have currently operated only on a per-project basis, please disclose what steps you have taken to meet your goal of entering into long-term contractual arrangements with your clients.

The registration statement has been revised to include the following disclosure on page 16:

1.
Build long-term relationships with clients.  All of our prior and current clients engage us on a per-project basis.  We have no guaranteed, long-term source of revenues; once a project is completed, that client may or may not continue to utilize our services.  Our objective is to enter into long-term contractual arrangements with clients to secure streams of revenues for at least 6-12 months.  During the negotiation phase, prospective clients determine whether they desire the Registrant’s services on a per-project or longer-term basis.  Unfortunately, our target market of small businesses is price sensitive and weary of entering into an agreement which will increase their fixed costs.  In an attempt to entice current and potential clients, we have offered discounted consulting rates for longer-term clients.  As of the date of this prospectus, we have no long-term agreement with any client.

Industry Background and Competition, page 17

16.
We note your disclosure that there are countless individuals seeking employment in the financial management departments of businesses as well as businesses seeking staff members rather than an outsourced consultant.  Given this competitive environment, please clarify how you will be able to target small businesses that are either unwilling or unable to dedicate resources to employing an individual to provide services similar to yours.

The registration statement has been revised to provide the following disclosure on page 17:

We compete, in general, with business consulting companies, including large multi-national and smaller niche solution providers, offering services that may be materially similar to those we provide.  Additionally, there are countless individuals seeking employment in the financial management departments of businesses, as well as businesses seeking a staff member rather than an outsourced consultant.  We believe we offer potential clients the financial flexibility of having the ability to choose between having a continued commitment or per-project time frame from a single entity rather than having to interview or exclude multiple qualified candidates.  There can be no assurance that we will be able to compete successfully against present or future competitors or that competitive pressures will not force us to cease our operations.

We complete in a highly competitive marketplace with a large number of competitors, all of which have substantially greater financial, technical, marketing and other resources and significantly greater name recognition.  It is possible that new competitors or alliances among competitors will emerge in the future.  Barriers to entry are moderate, in that individuals with relevant work experience or college credentials are able to provide services relatively similar to those we provide without a material capital investment.

Available Information, page 17

17.	Please state whether you have plans to develop a website and whether your reporting information will be made available on that website.

At this time, the Registrant does not intend to develop a website; therefore no reporting information will be made available thereupon.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

Financial Statements General

18.	Please update your financial statements and other financial information in your filing in accordance with Regulation S-X.

The Registrant has filed interim financial statements through the three and six months ended June 30, 2010 in the amended registration statement.  Additionally, the registration statement has been revised throughout to incorporate the updated financial information.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 26

19.
Please expand your revenue recognition policy to specifically address the recognition criteria established in SAB 104.  Within your response, tell us whether the revenues generated during 2009 related to placement services provided or if they were based upon consulting services.  Additionally, please address whether the possibility exists that you may have to refund amounts received from your clients or whether you may be obligated to provide future services without charge under your client agreements.

The Registrant has included an expanded revenue recognition policy in the June 30, 2010 quarterly financial statements, as follows:

Revenue recognition
The Company recognizes revenue when consulting and placement services are rendered on the accrual basis of accounting in accordance with generally accepted accounting principles and SAB 104.  The Company does not recognize revenue until all four of the following criteria are met: (1) Persuasive evidence of an arrangement exists, (2) Services have been rendered, (3) The seller’s price to the buyer is fixed and (4) Collectability is reasonably assured.

All revenues generated in 2009 were from consulting services.

The possibility does exist that the Registrant may have to refund amounts received from customers, but it is highly unlikely.  Since inception to June 30, 2010, the Registrant has had $0 in refunds.  The Registrant is not obligated to provide future services without charge to customers.

Director, Executive Officers, Promoters and Control Persons, page 37

20.
We note your executive officers and directors table appears to contain a footnote reference for Period of Service; however, the table contains no footnotes.  Please revise to include the omitted footnote or remove the footnote reference from your table.

The footnote reference has been removed from the table of Directors and Officers.

21.
It appears from your Signatures section on page 45 that Ms. Mannix is also a director of your company.  To the extent that any of your executive officers are also directors, please identify these individuals as such within your executive officers and directors table.

The Registrant contends that Ms. Mannix is not, and never was, a director of the Registrant.  The signature block on page 52 has been revised, accordingly.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

22.
We note your disclosure that Dr. Hootman is the author of several top-selling books in the area of personal growth, relationships and wealth published between 1982 and 1993.  In a supplemental analysis please explain how this disclosure along with the titles to several of Dr. Hootman's books is responsive to Item 401 of Regulation S-K.

Item 401(e)(1) of Regulation S-K requires the Registrant to disclose, for each officer, executive officer and director, “information relating to the level of his or her professional competence…”  The Registrant provided this disclosure to demonstrate that Dr. Hootman has, at a minimum, a basic level of business competence and understanding.  However, to minimize distraction, the Registrant has removed reference to the titles of Dr. Hootman’s published work.

Certain Relationships and Related Party Transactions, page 40

23.
Please identify your promoters within this section and the nature and amount of anything of value received or to be received directly or indirectly by each promoter.  Refer to Item 404(C) of Regulation S-K.

Other than as set forth in this section, the Registrant has no promoters, as that term is defined in Rule 405 of the Securities Act of 1933.

Management's Discussion and Plan of Operation, page 35

24.
Given your auditor's going concern opinion, please revise the disclosure in your Liquidity and Capital Resources section on page 35 to be more specific concerning the sources of your liquidity for the next 12 months.  For example, if you plan to issue additional equity, you should disclose your plans to do so.  If you plan to incur debt obligations, you should disclose your efforts to date in obtaining such financings.

The Registrant has provided additional disclosure on page 41, as follows:

In order to sustain our operations through organic growth, we must increase sales of our consulting services over the next six months.  However, we cannot guarantee that we will generate any sales.  If we do not generate sufficient revenues and cash flows to support our operations over the next six months, we will be required to raise additional capital by issuing capital stock or debt securities in exchange for cash in order to continue as a going concern.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  As of the date of this Registration Statement, we have no specific or contemplated plans to seek additional capital from any source.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

25.
Please provide more details about the company's plan of operations for the next twelve months including detailed milestones, the anticipated lime frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.  Please explain how the company intends to meet each of the milestones if it cannot receive funding.

In order to meet our goal of sustainable operations through organic means, we intend to implement the following plan of action:

PHASE	ACTIVITIES	COST/BUDGET	STATUS

Phase I	Maintain relationships with existing clients	$0	Ongoing

Phase II	Growth Phase:

	• Continue to contact our existing database of potential clients	$1,000 to $5,000	Ongoing

	• Build long-term relationships with current and potential clients	$0	Ongoing

Phase III	Attract third-party consultants to assist in servicing clients	$0	Second/Third Quarters 2011

Phase I:  Maintain relationships with existing clients

Although we are a development stage company with limited operations, we have begun to service a limited number of clients.  Our basic goal is to service our current customers satisfactorily in the hopes that (A) the client will continue to utilize our services and (B) refer our services to their business associates and other contacts.  Since this Phase is directly linked to our operational activities, there is no direct cost expected to be incurred.

Phase II:  Growth phase

Continue to contact our existing database of potential clients

The growth of any business, including ours, is directly influenced by the ability to engage new clients.  Our management has compiled a database of professional acquaintances, to which we have been and expect to continue to market our services.  We must continue to contact companies listed in our target database, regardless of whether we are able to retain them as a client.  Even if we are unable to engage targeted companies, the desire is to impress upon them our existence and the services we provide in the hopes that they will refer us to their network of contacts.

We currently rely exclusively upon the efforts of our officers and sole director to market our company and our services to their prospect database.  The extent of our marketing has been limited to this direct sales method.  We expect to continuously assess new marketing strategies; thus, we cannot predict whether the actual marketing and advertising efforts we implement will remain in its current form or not.  While we do not currently expect to require additional sales staff or the use of mass media to advertise our services, we will periodically evaluate the necessity of such and have budgeted between $1,000 to $5,000 for any such future advertising efforts, should there be any.  Any funds required is expected to be financed through cash flows from operating activities.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

Build long-term relationships with current and potential clients

All of our prior and current clients engage us on a per-project basis.  We have no guaranteed, long-term source of revenues; once a project is completed, that client may or may not continue to utilize our services.  Securing long-term streams of revenues is important in that we would be able to budget our cash resources and proactively hire or contract third-party consultants to service specific clients.  We are keenly aware of our target market’s apprehension toward engaging our firm for a prolonged period of time for a guaranteed fixed price.  To attract clients to enter into extended contractual terms, we plan to offer discounted consulting rates.  As of the date of this prospectus, we have no long-term agreement with any client.

Phase III:  Attract third-party consultants to assist in servicing clients

Since our inception, our officers and sole director has serviced all of our clients.  However, we understand that our management’s skill set may not encompass every situation a business may encounter.  As a result, we may be required to outsource projects or the client to a third-party consultant, whom we will have no direct oversight or control over.  Our objective is to hire or establish a more formal and direct relationship with such third-party consultants by the fourth quarter of 2011.  We expect any relationship to be paid on a per-project basis, and thus do not expect to incur salaries expense.  As of the date of this prospectus, we have not hired or contracted any persons.

Executive Compensation, page 39

26.	Please revise your summary compensation table to provide compensation for your two most recently completed fiscal years. See Item 402(n) of Regulation S-K.

The summary compensation table has been revised, accordingly.

Part II. Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page 42

27.
We note your disclosure that you issued $1,050 worth of shares to 10 consultants.  Please revise to discuss the services provided by each consultant that received shares.  We also note that you did not discuss any reliance on Regulation D, which appears to indicate that you did not classify the recipients as "accredited investors."  As such, please revise to "name the persons" that received the shares.  Please refer to Item 701(b) of Regulation SK.

The registration statement has been amended to comply with Item 701(b) of Regulation S-K, as follows:

On March 20, 2007, we issued 1,050,000 shares of our common stock to ten consultants for services rendered to the company valued at $1,050.  Each consultant agreed to accept shares of our common stock in lieu of cash.  We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares were sold directly by us and did not involve a public offering or general solicitation.  The offering was not underwritten and no commissions or finders’ fees were paid.  The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to the sale of the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision.  The table below sets forth the names of the persons receiving shares, the amount of such shares and the services provided, therefor:

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

Name of Holder		Shares	Services Provided

Chelsea	Behle	75,000	Artist Concept Design
Sandy	Cook	100,000	Computer Graphics
Madison	Elliot	125,000	Newsletter Preparation
Drew	Hall	125,000	Financial Advising
Anna	Harriman	75,000	Brochure Design
Joanne	Heald	75,000	Computer Set-Up
Stephanie	Hernandez	125,000	Administration Consulting
Randi	Lorenzo	125,000	Investor Relations Advertising
Elisa	Moore	100,000	Office Administration
Mitch	Thompson	125,000	Office Storage and Shelving

28.
We note that you sold $9,500 worth of shares to "non-affiliated shareholders."  Please revise to clarify if that means such persons were already shareholders at the time they received your shares.  Please clarify if the purchasers were accredited investors, as that term is defined by Rule 501(a) of Regulation D.  If not, please name the persons that purchased your shares in this offering.

The Registrant asserts that none of the purchasers in the $9,500 offering were prior existing shareholders.  Further, the Registrant makes no representation that any such purchasers were, at the time of the purchase, accredited investors.  The registration statement has been amended, accordingly, as follows:

On April 11, 2007, we sold a total of 950,000 shares of our common stock to 17 non-affiliated shareholders, none of whom were, prior to this sale, holders of our common stock.  The shares were issued at a price of $0.01 per share for total cash in the amount of $9,500.  The offering was not underwritten and no commissions or finders’ fees were paid.  We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D, Rule 506.  None of the purchasers have claimed to be accredited investors, as that term is defined by Rule 501(a) of Regulation D, and we have made no attempt to verify any such qualification.  The shares were sold directly by us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to the sale of the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision.  The table below sets forth the names of the purchasers and the amount of shares purchased:

Name of Holder	Shares

Dana Anderson	50,000
Eileen Anderson	50,000
Joseph Cerbone	100,000
Margaret DeCaro	50,000
Donald Dickson	50,000
Tammy Dunn	50,000
Donald Ehrlich	100,000
Danielle Galloway	50,000
Julie Hammer	50,000
Dorothy McCallion	50,000
Frank McGarvery	50,000
S. K. McGarvey	50,000
Tianna Owen	50,000
Terumi Rice	50,000
Stanley Stilwall	50,000
Leisa Stilwall	50,000
William Willard	50,000

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
October 7, 2010

Undertakings, page 43

29.
We note the second paragraph under this heading.  This appears to conform with Rule 415(a)(1)(ix) of Regulation C.  Considering this appears to be a resale registration statement, please explain your reliance on the noted rule.

The paragraph has been removed from the registration statement.

Signatures, page 45

30.	Please provide the correct form of the signature block for Form S-1 rather than SB-2. Refer to the Instructions for Form S-1.

The form of the signature block has been revised, accordingly.

31.	Within this section, please identify your principal executive officer, principal financial officer and principal accounting officer or controller.

As previously filed, Dr. Marcia Hootman was identified as the “Chief” Financial Officer and “Chief” Accounting Officer.  The disclosure has been revised to identify Dr. Hootman as the “Principal” Financial Officer and “Principal” Accounting Officer.

Exhibits

Exhibit 5

32.
We note the statement that "such shares are to be issued under the Registration Statement..."  As the shares appear to already be issued and outstanding, the noted statement seems inconsistent. Please have counsel revise to reconcile the opinion.

Counsel has revised the opinion to remove such statement.

33.
We note that counsel has assumed the truth, accuracy and completeness of the information and representations in certain documents and certificates.  To the extent that the documents and certificates contain legal conclusions, it is not appropriate for counsel to assume such conclusions.  As such, please have counsel revise the opinion to clarify that the assumptions are limited to factual matters.

Counsel has revised the opinion, accordingly.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Karen Mannix

Karen Mannix
President and CEO
New Day Financial Management, Inc.

Enclosures